August 12, 2011

VIA EDGAR CORRESPONDENCE

Division of Corporate Finance

Securities and Exchange Commission

Washington, DC  20549

ATTN:

Sonia Bednarowski, Staff Attorney

Chanda DeLong, Attorney-Advisor

Re:

Amendment No. 4 to Registration Statement on Form S-1

Filed August 12, 2011

File No. 333-174557

Dear Ms. Bednarowski and Ms. DeLong:

Below please find our responses to the Staff’s comment letter dated August 12, 2011 regarding the above referenced matter.  Per your request, our responses are keyed to the enumerated questions and comments in your comment letter.

Also, please be advised that the Company has filed Amendment No. 5 to the Registration Statement on Form S-1 with the Commission today via the EDGAR system.  A hard copy of this response letter and Amendment No. 5, marked to show changes from the original filing, can be sent to you via overnight mail upon your request.

Exhibit 5.1

1.

We note your response to our prior comment two and reissue.  Please have counsel revise to opine that the Existing Shares are legally issued, fully paid and non-assessable by removing the words “and upon the effectiveness of the registration and when sold will be” from part (a) of the second to the last sentence in Exhibit 5.1.

Counsel has revised the opinion letter.  See Exhibit 5.1.

Ms. Bednarowski and Ms. DeLong

August 12, 2011

2.

Please have counsel revise to change “I” to “we” throughout the opinion as Pocket Counsel, Inc. is providing the opinion.  For example, please have counsel revise the first sentence in the second paragraph to state that “we have examined” instead of “I have examined”.

Counsel has revised the opinion letter.  See Exhibit 5.1.

Please contact Taurus Financial Partners, LLC at (512) 772-1542 with any questions you may have relating to this matter or to request a marked hard copy of amended filing.

Very truly yours,

/s/ Michael Hume

Michael Hume

President and Chief Executive Officer